Exhibit 99.1

Execution Version

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of February 20, 2015
BETWEEN:
BAYTEX ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Canadian Borrower"), and BAYTEX ENERGY USA, INC., a Delaware corporation (hereinafter referred to as the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers" and, individually, a "Borrower"),
OF THE FIRST PART,
- and -
THE BANK OF NOVA SCOTIA,
THE TORONTO-DOMINION BANK,
TORONTO DOMINION (NEW YORK) LLC,
BANK OF MONTREAL,
BANK OF MONTREAL, CHICAGO BRANCH,
CANADIAN IMPERIAL BANK OF COMMERCE,
NATIONAL BANK OF CANADA,
ROYAL BANK OF CANADA,
UNION BANK, CANADA BRANCH,
MUFG UNION BANK, N.A. (formerly named, UNION BANK, N.A.),
ALBERTA TREASURY BRANCHES,
BANK OF AMERICA, N.A., CANADA BRANCH,
BARCLAYS BANK PLC,
CAISSE CENTRALE DESJARDINS,
CAISSE CENTRALE DESJARDINS US BRANCH,
WELLS FARGO BANK, N.A., CANADIAN BRANCH,
SOCIÉTÉ GÉNÉRALE and
CREDIT SUISSE AG, TORONTO BRANCH
(hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	Interpretation
1.1.    In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.
"Credit Agreement" means the credit agreement made as of June 4, 2014 between the Borrowers, the Lenders and the Agent, as further amended, modified and supplemented to the date hereof.
1.2.    Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.    The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.
1.4.    This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
1.5.    The following schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:
Schedule A – Form of Confirmation of Guarantee.

2.	Amendment and Supplement
2.1.    Changes in Pricing. The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Senior Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on Libor Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Revolving Facility and the U.S. Facility
less than or equal to 1.0:1.0	[Percentages have been redacted]
greater than 1.0:1.0 and less than or equal to 1.75:1.0
greater than 1.75:1.0 and less than or equal to 2.25:1.0
greater than 2.25:1.0 and less than or equal to 3.0:1.0
greater than 3.0:1.0 and less than or equal to 3.75:1.0
greater than 3.75:1.0
2.2.    Amendments to Financial Covenants. Section 10.3 of the Credit Agreement is hereby amended to delete the existing Section 10.3 in its entirety and to substitute the following therefor:
"10.3    Financial Covenants
So long as any Obligation is outstanding or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.10) a Majority of the Lenders otherwise consent in writing:
(a)    Senior Debt to Capitalization Ratio
The Canadian Borrower shall not:
(i)    at any time prior to and including December 31, 2016 (and, for certainty, with effect from and including December 31, 2014), permit the Senior Debt to Capitalization Ratio to exceed 0.65:1.00; and
(ii)    at any time thereafter, permit the Senior Debt to Capitalization Ratio to exceed 0.55:1.00.
(b)    Senior Debt to EBITDA Ratio
The Canadian Borrower shall not:
(i)    as at each Quarter End prior to and including June 30, 2016 (and, for certainty, with effect from and including December 31, 2014), permit the Senior Debt to EBITDA Ratio to exceed 4.75:1.00;

(ii)    as at September 30, 2016 and December 31, 2016, permit the Senior Debt to EBITDA Ratio to exceed 4.50:1.00; and

(iii)	as at each Quarter End thereafter, permit the Senior Debt to EBITDA Ratio to exceed 3.50:1.00.
(c)    Debt to EBITDA Ratio
The Canadian Borrower shall not:

(i)	as at each Quarter End prior to and including the December 31, 2016 (and, for certainty, with effect from and including December 31, 2014), permit the Debt to EBITDA Ratio to exceed 4.75:1.00; and

(ii)	as at each Quarter End thereafter, permit the Debt to EBITDA Ratio to exceed 4.00:1.00."

3.	Fees
Amendment Fees. The Canadian Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [fee has been redacted] of the aggregate amount of each such Lender's Commitments under the Revolving Syndicated Facility and the Operating Facility. The U.S. Borrower hereby agrees to pay to the Agent, for each U.S. Facility Lender, a fee in United States Dollars in an amount equal to [fee has been redacted] of the amount of each such U.S. Facility Lender's U.S. Facility Commitment.

4.	Representations and Warranties
Each Borrower (in the case of the U.S. Borrower, with respect to subparagraphs (a), (b), (c) and (e) of this Section 4 only) hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated or incorporated, as the case may be, and is validly subsisting under the laws of its jurisdiction of amalgamation or incorporation, as the case may be, and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability
It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments
The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to it, or of any law, regulation, judgment, decree or order binding on or applicable to it or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which it or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Canadian Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all respects as of the date hereof other than any such representations and warranties which expressly speak of an earlier date.

(e)	No Default
No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.
The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5.	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	the Borrowers shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 3 hereof;

(b)	each Guarantor (other than the Baytex LuxCos which shall deliver the same by no later than March 31, 2015 pursuant to Section 6 hereof) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee in the form attached hereto as Schedule A;

(c)
each Borrower and each Guarantor (other than the Baytex LuxCos which shall deliver the following by no later than March 31, 2015 pursuant to Section 6 hereof) shall have delivered to the Agent a current certificate of status, good standing or compliance, as the case may be, in respect of its jurisdiction of formation, certified copies of its constating documents, by-laws and other governing or organizational documents (or a certification there have been no changes thereto since the applicable date of a prior officer's certificate provided by it certifying the same to the Agent and the Lenders) and the resolutions authorizing this Agreement or the Confirmation of Guarantee, as the case may be, and the transactions hereunder or thereunder, as the case may be, and an officers' certificate as to the incumbency of the officers thereof signing this Agreement or the Confirmation of Guarantee, as the case may be;

(d)	the Canadian Borrower shall have delivered or caused to be delivered to the Agent a certificate of the Canadian Borrower:

(i)
with respect to the reasonableness of the financial projections (and the assumptions underlying the financial projections) previously provided by the Canadian Borrower to the Agent and distributed to the Lenders on February 5, 2015; and

(ii)	certifying:

(A)	the Fixed Charge Coverage Ratio (as defined in the Baytex HY Note Indentures); and

(B)
the Fixed Charge Coverage Ratio (as defined in the trust indenture dated August 26, 2009 as amended and restated as of January 1, 2011 and as the same has been further supplemented to the date hereof),

in each of the foregoing cases, (x) determined as at December 31, 2014 and (y) together with particulars of each of the definitions and elements included in the determination of such Fixed Charge Coverage Ratio, such certificate, in form and substance satisfactory to the Agent;

(e)
the Agent and the Lenders shall have received a legal opinion from each of (i) Burnet, Duckworth & Palmer LLP, Alberta legal counsel to the Borrowers and the Guarantors and (ii) Lenders' Counsel, each of which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion; and

(f)
no Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6.	Covenant in Respect of Certain Baytex LuxCos Deliverables
The Canadian Borrower shall, by no later than March 31, 2015, have caused:

(a)	each Baytex LuxCo to have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee in the form attached hereto as Schedule A;

(b)
each Baytex LuxCo to have delivered to the Agent a current certificate of status, good standing or compliance, as the case may be, in respect of its jurisdiction of formation, certified copies of its constating documents, by-laws and other governing or organizational documents (or a certification there have been no changes thereto since the applicable date of a prior officer's certificate provided by it certifying the same to the Agent and the Lenders) and the resolutions authorizing the Confirmation of Guarantee and the transactions thereunder and an officers' certificate as to the incumbency of the officers thereof signing the Confirmation of Guarantee; and

(c)
a legal opinion to be delivered to the Agent and the Lenders from Burnet, Duckworth & Palmer LLP, Alberta legal counsel to the Baytex LuxCos, which shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion, failing which, and notwithstanding any other provision hereof or in the Credit Agreement (as amended and supplemented by this Agreement) to the contrary, an Event of Default shall be deemed to exist under the Credit Agreement (as amended and supplemented by this Agreement).

7.	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Documents to which the Borrowers are a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrowers are a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8.	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY CORP.

By:	("Signed")
Rodney D. Gray Chief Financial Officer

By:	("Signed")
Murray Desrosiers Vice President, General Counsel and Corporate Secretary

Signature Page to the Second Amending Agreement

BAYTEX ENERGY USA, INC.

By:	("Signed")
Michael L. Verm President and Chief Executive Officer

By:	("Signed")
Deborah S. Huston Vice President and Secretary

Signature Page to the Second Amending Agreement

AGENT:

THE BANK OF NOVA SCOTIA, in its capacity as the Agent

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

LENDERS:

THE BANK OF NOVA SCOTIA, in its capacity as Lender under the Revolving Syndicated Facility, as U.S. Facility Lender and as the Operating Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

THE TORONTO-DOMINION BANK, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

TORONTO DOMINION (NEW YORK) LLC, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF MONTREAL, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF MONTREAL, CHICAGO BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

NATIONAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

ROYAL BANK OF CANADA, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

UNION BANK, CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

MUFG UNION BANK, N.A., in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

ALBERTA TREASURY BRANCHES, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

BANK OF AMERICA, N.A., CANADA BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

BARCLAYS BANK PLC, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

CAISSE CENTRALE DESJARDINS, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:
By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

CAISSE CENTRALE DESJARDINS US BRANCH, in its capacity as U.S. Facility Lender

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

WELLS FARGO BANK, N.A., CANADIAN BRANCH, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

SOCIÉTÉ GÉNÉRALE, in its capacity as Lender under the Revolving Syndicated Facility and as U.S. Facility Lender

By:	("Signed")
Name:
Title:

By:
Name:
Title:

Signature Page to the Second Amending Agreement

CREDIT SUISSE AG, TORONTO BRANCH, in its capacity as Lender under the Revolving Syndicated Facility

By:	("Signed")
Name:
Title:

By:	("Signed")
Name:
Title:

Signature Page to the Second Amending Agreement

SCHEDULE A
FORM OF CONFIRMATION OF GUARANTEE
CONFIRMATION OF GUARANTEE

TO:	The Lenders, the Hedging Affiliates and the Cash Managers
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Corp. (the "Canadian Borrower") and Baytex Energy USA, Inc. (the "U.S. Borrower" and together with the Canadian Borrower, collectively, the "Borrowers") are party to a credit agreement made as of June 4, 2014, between the Borrowers, the Lenders and the Agent (as amended and supplemented to the date hereof, the "Credit Agreement");
AND WHEREAS the undersigned guaranteed (a) all of the Obligations of each Borrower under, pursuant or relating to the Credit Agreement and the other Documents, (b) all of the Lender Financial Instrument Obligations and (c) all of the Cash Management Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [June 4, 2014 OR June 11, 2014 OR July 25, 2014] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders, the Hedging Affiliates and the Cash Managers;
AND WHEREAS, pursuant to a second amending agreement (the "Second Amending Agreement") made as of the date hereof, the Borrowers, the Lenders and the Agent have agreed to amend and supplement the Credit Agreement;
AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Second Amending Agreement;
AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders, the Hedging Affiliates and the Cash Managers that the Guarantee continues to apply to the Guaranteed Obligations.
IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders, the Hedging Affiliates and the Cash Managers to the undersigned and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that the Guarantee is and shall remain in full force and effect in all respects notwithstanding the amendment of the Credit Agreement and the amendments and supplements contained in the Second Amending Agreement and shall continue to exist and apply to all of the Guaranteed Obligations, including, without limitation, the Guaranteed Obligations of the Borrowers under, pursuant or relating to the Credit Agreement as amended by the Second Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Second Amending Agreement, as the context requires.
DATED as of [•], 2015.

[INSERT APPLICABLE MATERIAL SUBSIDIARY]

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By:
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